June 14, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attn:   Karen Garnett

Division of Corporate Finance

Re:	Equity Residential
Form S-3 Filed on May 8, 2007 (File No. 333-142723) (the “Form S-3”)
Form 10-K for the Year Ended December 31, 2006 (File No. 001-12252)

Dear Ms. Garnett:

Please find below our response to the comments contained in a letter from the Staff dated May 31, 2007 (the “Comment Letter”).  Capitalized terms used herein and not defined have the same meaning as defined in the Comment Letter, the Form S-3, or the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as the case may be.

Form S-3 Filed on May 8, 2007

Exchange Shares, page 4

1.              We note that you are registering 500,000 common shares that will be issued to unitholders who decide to exchange their units for such shares.  We also note the disclosure that there are units that may be issued in the future pursuant to contractual earn-out provisions in your contribution agreements.  Please note that generally it is not appropriate to register shares underlying convertible securities that have not yet been issued.  Please revise your registration statement to remove shares underlying the earn-out units or tell us why you believe registration of those shares at this time is appropriate.

417,039 of the 500,000 Common Shares initially included in the registration statement are issuable upon exchange of currently outstanding Units.  The additional Common Shares are issuable upon exchange of the Units which are issuable pursuant to provisions of the Contribution Agreement with JBG which relate to the final determination of certain amounts which were estimated at the closing of the transaction in April 2006, as well as certain amounts which were held back to fund potential indemnification and other claims.  Since the filing of the registration statement, the Company has determined that the maximum amount of Units issuable in connection with these contractual provisions is approximately 62,000, which would represent approximately 13% of the 479,039 Units already issued and potentially issuable pursuant to the Contribution Agreement.  The

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June 14, 2007

Company plans to reduce the number of Common Shares registered to 479,039 in Amendment No. 1 to the registration statement.

General Instruction I.B.4 to Form S-3 (“General Instruction I.B.4”) states in part that Form S-3 can be used to register securities issuable upon the conversion of outstanding convertible securities, and Rule 415(a)(1)(iv) promulgated under the Securities Act of 1933, as amended (the “1933 Act”), states that securities may be registered for an offering to be made on a continuous or delayed basis in the future provided that the registration statement pertains only to securities which are to be issued upon conversion of other outstanding securities.  However, General Instruction I.B.1 of Form S-3 (“General Instruction I.B.1”) has been interpreted by the Staff to provide that Form S-3 can be used for primary offerings of securities by registrants meeting certain public float requirements (other than offerings related to exchange offers or other business combination transactions), and Rule 415(a)(1)(x) states that an offering on a continuous or delayed basis may also be made with respect to securities registered on Form S-3.

The 62,000 Common Shares being registered are not issuable upon conversion of outstanding Company securities, but instead are issuable in exchange for Units in ERP Operating Limited Partnership which may be issued in the future in accordance with the terms of the Contribution Agreement.  Therefore, while these 62,000 Common Shares may not be registrable pursuant to General Instruction I.B.4 and Rule 415(a)(1)(iv), the Company believes that such shares should be eligible for registration pursuant to General Instruction I.B.1 and Rule 415(a)(1)(x).

In addition, the Company believes there is indirect support for the registration of such 62,000 Common Shares due to the fact that, given the nature of the contractual provisions under which the underlying 62,000 Units are issuable, the issuance of such Units should for securities law purposes essentially relate back to the original contribution date.  For example, under Rule 144(d)(3)(iii) promulgated under the 1933 Act, the holding period with respect to these Units relates back to the original contribution date as a contingent issuance of securities subject only to conditions other than the payment of further consideration.  This can be contrasted to other situations where issuers have attempted to register securities issuable upon conversion of securities not yet issued (such as PIPE transactions), which issuances would not relate back to the original transaction or have any specified limits, such as underlying securities issuable as payment in kind dividends or due to potential conversion rate adjustments.

Finally, the Company believes that the relatively small portion of the Common Shares to be registered which relate to currently unissued Units should affect the Staff’s decision in this regard.  Assuming the registration of 479,039 Common Shares (417,039 relating to issued Units and 62,000 related to currently unissued Units), the number of Common Shares related to unissued Units would constitute approximately 13% of the registered Common Shares.  In order to avoid the time

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June 14, 2007

and expense of preparing a post-effective amendment to the registration statement to cover up to the additional 62,000 Common Shares upon the issuance of the related Units, the Company respectively requests the Staff’s concurrence that it be allowed to amend the registration statement to register 479,039 Common Shares, up to 62,000 of which would be issuable upon the exchange of Units not issued at the time of registration.  The Company also undertakes to promptly deregister any Common Shares not subject to exchange in the event the number of Units actually issued is less than 62,000.

Item 17, Undertakings, page II-2

2.              Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

The Company will amend the registration statement to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Form 10-K for the Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 47

3.              In accordance with Item 10(e) of Regulation S-K, please expand your disclosure to explain how management uses FFO.  In addition, please clarify your basis for presenting FFO available to common shares and OP units.  To the extent that you choose to present an FFO measure applicable to common shares and partnership units, revise your description of the measure and disclose why it is useful to investors.

As discussed with the Staff, the Company will revise its disclosure in all future filings containing the referenced disclosure, by modifying the footnotes referenced on pages 31 and 47 as follows (changes are underlined):

(1)          The National Association of Real Estate Investment Trusts (“NAREIT”) defines funds from operations (“FFO”) (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States (“GAAP”)), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only.  Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property.  FFO available to Common Shares and OP Units is calculated on a basis consistent with net income available to Common Shares and reflects adjustments to net income for preferred distributions and premiums on redemption of preferred shares in accordance with accounting principles generally accepted in the United States.

(2)          The Company believes that FFO and FFO available to Common Shares and OP Units are helpful to investors as supplemental measures of the operating performance of a real estate company, because they are recognized measures of performance by the real estate industry and by excluding gains or losses

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June 14, 2007

related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO and FFO available to Common Shares and OP Units can help compare the operating performance of a company’s real estate between periods or as compared to different companies.  FFO and FFO available to Common Shares and OP Units do not represent net income, net income available to Common Shares or net cash flows from operating activities in accordance with GAAP.  Therefore, FFO and FFO available to Common Shares and OP Units should not be exclusively considered as alternatives to net income, net income available to Common Shares or net cash flows from operating activities as determined by GAAP or as a measure of liquidity.  The Company’s calculation of FFO and FFO available to Common Shares and OP Units may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

Certifications, Exhibits 31.1 and 31.2

4.              Considering that the certifications must be signed in a personal capacity, please revise the certifications to exclude the title of the certifying individual from the opening sentence.

As discussed with the Staff, the Company will revise the certifications in all future filings requiring such certifications.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Donna Brandin

Donna Brandin

Executive Vice President and Chief Financial Officer

/s/ Ian S. Kaufman

Ian S. Kaufman

First Vice President and

Chief Accounting Officer

cc:	Duc Dang, Esq.
Rachel Zablow